EXHIBIT 99.1

Endeavour Silver Produces 4.9 Million oz Silver and 53,007 oz Gold for 8.9 Million oz Silver Equivalent in 2017

VANCOUVER, British Columbia, Jan. 10, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) reports 2017 production of 4.9 million ounces (oz) silver and 53,007 oz gold, meeting the company’s revised guidance on silver and exceeding revised guidance on gold. Silver equivalent production totaled 8.9 million oz at a 75:1 silver: gold ratio, approaching the top end of revised guidance.

Silver production in the Fourth Quarter, 2017 was 1,436,962 oz and gold production was 14,577 oz, for silver equivalent production of 2.5 million oz, marking the third consecutive quarter of improved production and a 30% increase over the Fourth Quarter, 2016. Endeavour owns and operates three silver mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Production Highlights for Fourth Quarter, 2017 (Compared to Fourth Quarter, 2016)

  Silver production increased 32% to 1,436,962 oz
  Gold production increased 28% to 14,577 oz
  Silver equivalent production was 2.5 million oz (at a 75:1 silver: gold ratio)
  Silver ounces sold totaled 1,392,518 oz
  Gold ounces sold totaled 14,117 oz
  Bullion inventory at year-end included 209,337 oz silver and 487 oz gold
  Concentrate inventory at year-end included 31,984 oz silver and 739 oz gold

Production Highlights for Fiscal 2017 (Compared to Fiscal 2016)

  Silver production decreased 9% year-on-year to 4,919,788 oz
  Gold production decreased 8% to 53,007 oz
  Silver equivalent production was 8.9 million oz (at a 75:1 silver: gold ratio)
  Silver ounces sold totaled 4,892,855 oz
  Gold ounces sold totaled 51,460 oz

Bradford Cooke, CEO, commented, “In 2017, silver equivalent production met the low end of our original guidance and the high end of our revised guidance, notwithstanding several operating challenges at the Guanacevi mine.   I am pleased to say our operations team resolved many of those operating issues and they have plans to complete Guanacevi’s recovery to normal operations in 2018.

“After a tough start to the year in the first quarter, Endeavour posted three consecutive quarters of improved production, making the fourth quarter our best of the year.  Ore grades and throughput both improved in the second half. A productivity optimization program is being launched at Guanacevi this month and additional operational improvements are planned this year at Bolanitos and El Cubo. As we advance our development projects and continue optimizing our existing mines, we look forward to delivering one of the best growth profiles in the silver mining sector.

“The El Compas mine and plant development project continues to move forward on time and budget, targeting initial production in late March, 2018.  Both the main mine portal and the secondary ramp entrance infrastructure are now complete; the main mine ramp has advanced 174 meters, and plant refurbishment was 82% complete at the end of December. Management is excited about the recent high grade drilling results at the nearby Calicanto property and the other properties we acquired in the Zacatecas district in 2017. Drilling will resume at Calicanto this month.

“At Terronera, we received permits to build the mine and plant and we await receipt of the dumps and tailings permits.  Several trade-off studies were completed in 2017 and management expects to release a summary of an updated pre-feasibility study in February.  Assuming a positive production decision in the first quarter, we plan to break ground in the second quarter and target initial production by late 2019. We are equally excited about the 2017 high grade drilling results at Terronera and drilling will resume this month.

“In the third quarter, we appointed a new Vice-President, Engineering, to oversee our technical services and development projects. Over the past few months, we have built a core engineering team, including managers of mining, construction, permitting and resource estimation, to significantly expand our internal capabilities to evaluate, design and build our new mines. This group is responsible for the delivery of our development projects, reaffirming our renewed focus on growth.”

Operating Highlights for 2017

Consolidated Production

Three Months Ended December 31			2017 Highlights	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
349,924	317,555	10%	Throughput (tonnes)	1,279,873	1,458,917	(12%)
1,436,962	1,088,845	32%	Silver ounces produced	4,919,788	5,435,407	(9%)
14,577	11,402	28%	Gold ounces produced	53,007	57,375	(8%)
1,400,705	1,064,827	32%	Payable silver ounces produced	4,803,589	5,308,026	(10%)
14,245	11,059	29%	Payable gold ounces produced	51,797	55,716	(7%)
2,530,237	1,886,985	34%	Silver equivalent ounces produced(1)	8,895,313	9,451,657	(6%)
1,392,518	946,456	47%	Silver ounces sold	4,892,855	5,152,031	(5%)
14,117	11,004	28%	Gold ounces sold	51,460	55,851	(8%)

Fourth Quarter Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	83,881	912	241	0.54	83.7%	85.5%	544,117	1,245
Bolañitos	124,172	1,350	86	2.18	81.8%	82.8%	280,712	7,204
El Cubo	141,871	1,542	157	1.61	85.5%	83.4%	612,133	6,128
Consolidated	349,924	3,804	152	1.56	84.1%	83.3%	1,436,962	14,577

2017 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	321,113	880	230	0.53	87.0%	86.6%	2,066,448	4,740
Bolañitos	446,924	1,224	80	2.24	81.3%	83.6%	934,238	26,910
El Cubo	511,836	1,402	136	1.55	85.8%	83.7%	1,919,102	21,357
Consolidated	1,279,873	3,507	140	1.54	85.4%	83.9%	4,919,788	53,007

1)  2017 silver equivalents based on a 75:1 gold:silver ratio; 2016 silver equivalents based on a 70:1 gold:silver ratio
2)  gpt = grams per tonne

Guanaceví Mine

  Silver equivalent production met revised guidance but was below original guidance for 2017 due to lower throughput resulting from mine flooding, related to an incursion of hot water and power outages from power grid problems and a lightning strike that caused pumps to fail. These problems were resolved in the 2nd half of 2017. Additionally, slower mine development due to narrower vein widths than modeled also contributed to lower mine output. Initial production from the Milache and Santa Cruz Sur orebodies in the 2nd half of 2018 should help boost both throughput and grades
  Silver production met revised guidance, based on lower throughput partly offset by higher silver recovery
  Gold production beat revised guidance, based on lower throughput partly offset by higher gold grade
  Completed 10.5 kilometres (km) of underground mine development
  Extended the Porvenir Centro and Santa Cruz mineralized zones

Bolañitos Mine

  Silver equivalent production significantly exceeded guidance for 2017
  Silver production met guidance due to higher throughput and silver recovery, partly offset by lower silver grade
  Gold production beat guidance due to higher throughput, higher gold grade and recovery
  Completed 3.6 km of underground mine development
  Extended the LL-Asuncion and Plateros orebodies

El Cubo Mine

  Silver equivalent production was below guidance for 2017
  Silver production met guidance, notwithstanding slightly lower throughput and silver recovery
  Gold production was below guidance due to lower throughput and gold grade
  Completed 9.2 km of underground mine development
  Explored several targets at El Cubo North

Sustainability Programs

  Endeavour was active once again investing in sustainability programs for safety, health, education, environment and community
  Bolanitos and El Cubo both received the annual “Socially Responsible Company” Award
  The Company planted 43,939 trees and cacti to reclaim disturbed ground in 2017
  The 2017 Annual Review and Sustainability Report will be published in early May

Upcoming News

Over the next month, Endeavour expects to release:

  Updated economics for the new El Compas mine
  Year-end reserve and resource estimates
  2018 production and cost guidance

Summary results of an optimized pre-feasibility study for Terronera are scheduled for release in mid-late February.

Release of 2017 Financial Results and Conference Call

The 2017 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, February 26, 2018 and a telephone conference call will be held the same day at 10:00am PDT (1:00pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 1979#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver‑gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 8.9 million ounces of silver equivalents in 2017. Development of Endeavour’s high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state, should facilitate the Company’s goal to become a premier senior producer in the silver mining sector.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.